DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com Jeffrey C. Selman jeffrey.selman@us.dlapiper.com T 415.615.6095 F 415.659.7465

April 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Jason Drory

Tim Buchmiller

Tracey McKoy

Daniel Gordon

Re:	GigCapital2, Inc.

Registration Statement on Form S-4

Amendment No. 1 Filed March 23, 2021

File No. 333-252824

Ladies and Gentlemen:

This letter responds to the comment letter (the “Second Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated April 7, 2021, to Dr. Raluca Dinu, Chief Executive Officer and President of GigCapital2, Inc. (“GigCapital2” or the “Company”) regarding Amendment No. 1 to the Registration Statement on Form S-4 filed March 23, 2021 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the Second Comment Letter and, following the comment, sets forth the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4 filed March 23, 2021

Organizational Structure, page 34

1.

Please present the information contained in the organizational chart in legible format. Specifically, the Staff is requesting that the font be larger, the introductory paragraph included before the chart include the names of each entity included in the chart and that the lines from entities clearly explain the relationship between the entities either by additional narrative or different lines explained via a key to the chart to be included below the chart if necessary.

In response to the Staff’s comment, the Company has revised the format, graphics, and introduction to the organizational charts on pages 35 and 36 of the Amended Registration Statement, and increased the font sizes to improve clarity and legibility. The introductory paragraphs on page 34 of the Amended Registration Statement have been revised to include the names of each entity in the charts and to provide additional narrative to explain the relationship between the entities.

April 12, 2021

Page Two

UpHealth Business Combination Consideration to the UpHealth stockholders, page 37

2.

We note your response to prior comment 2 and reissue in part. Please revise your disclosure regarding the consideration to the UpHealth stockholders on page 37 to clarify the consideration when you state, “each share of UpHealth capital stock issued and outstanding immediately prior to the effective time of the UpHealth Business Combination (other than shares owned by UpHealth as treasury stock or dissenting shares) will the UpHealth merger consideration, which aggregate amount, together with all payments made with respect to all vested UpHealth equity awards, shall not exceed 99,000,000 shares of Company Common Stock, including shares issuable in respect of vested equity awards of UpHealth.”

In response to the Staff’s comment, the Company has revised its disclosure on page 37 of the Amended Registration Statement to clarify the consideration payable to UpHealth stockholders.

Risk Factors, page 63

3.

We note your response to prior comment 8 and reissue in part. Please disclose whether it is the board’s intent to resolicit stockholder approval if any of the proposed combinations or acquisitions would not be consummated. To the extent the board’s intent to resolicit stockholder approval is limited to certain of the proposed combinations or acquisitions, please clearly describe or otherwise advise. We believe that resolicitation is generally required when parties waive material conditions to a proposed combination or acquisition, and such changes in the terms of the proposed combination or acquisition, or the inability to consummate one of the proposed combinations or acquisitions, render the disclosure that you previously provided to stockholders materially misleading.

In response to the Staff’s comment, the Company has revised its disclosure on pages 69-70 of the Amended Registration Statement to clarify that its Board does not intend to resolicit stockholder approval if either or both of the two remaining pending acquisitions cannot be consummated.

The Company’s proposed Second Amended and Restated Certificate of Incorporation provides, subject to limited exceptions, that the Court ..., page 125

4.

We note your response to comment 12 and reissue. We note that your risk factor here does not appear to describe your exclusive forum provision in a manner that is consistent with your proposed amendment described on pages 256-258. In this regard, we note that your disclosure with respect to subsection (D) appears inconsistent. In addition, it appears your disclosure on the exclusive forum provision in the second paragraph on page 256 is inconsistent with the disclosure in your table on pages 257-258.

In response to the Staff’s comment, the Company has revised its disclosure in the risk factor on page 125 of the Amended Registration Statement for consistency, and also revised the discussion in Proposal 5B on pages 256-258 of the Amended Registration Statement in regard to the amendments included in the exclusive forum provision proposal.

April 12, 2021

Page Three

Unaudited Pro Forma Condensed Combined Financial Data, page 129

5.

We have reviewed your response to comment 7. Please provide us with the pre and post merger ownership (shares and management) of UpHealth, Thrasys and Behavioral Health Services. It is unusual that a shell company would be considered the accounting acquirer. For reference see ASC 805-10-55-10 through 15.

Set forth below is information regarding the share ownership and management of UpHealth before and after the acquisitions of Thrasys and BHS. As further discussed below, we note that UpHealth is not a shell company; UpHealth had meaningful operations prior to the acquisitions.

Ownership of UpHealth Before and After Thrasys and BHS Acquisitions

	Shares		Percentage
Holder Name	Before	After	Before	After
Chirinjeev Kathuria	3,991,400	3,991,400	81.99%	63.87%
Mariya Pylypiv	691,000	691,000	14.19%	11.06%
Alfonso W. Gatmaitan	100,000	100,000	2.05%	1.60%
Rewi Enterprises, LLC	86,000	86,000	1.77%	1.38%
Elevar Equity Mauritius	NA	196,798	0	3.15%
Ramesh Balakrishnan	NA	408,029	0	6.53%
45 other holders in the aggregate	NA	776,349	0	12.41%
	4,868,400	6,249,576	100%	100%

Management of UpHealth Before Thrasys and BHS Acquisitions

President and Director	Chirinjeev Kathuria
Vice President and Secretary and Director	Mariya Pylypiv
Chief Executive Officer and Director	Alfonso W. Gatmaitan
Chief Financial Officer and Treasurer and Director	Martin S.A. Beck

Management of UpHealth After Thrasys and BHS Acquisitions

Co-Chief Executive Officer and President, Director	Alfonso W. Gatmaitan
Co-Chief Executive Officer, Director	Ramesh Balakrishnan
Chief Executive Officer, International, Director	Syed Sabahat Azim
Chief Financial Officer and Treasurer, Director	Martin S.A. Beck
President of Behavioral Health	Azfar Malik
Chief Strategy Officer, Vice Chairwoman and Secretary, Director	Mariya Pylypiv
Director and Executive Chairman	Chirinjeev Kathuria

UpHealth is a holding company that was formed in October 2020 to merge with UpHealth Services, Inc., a pre-existing Illinois corporation, in a merger of equals, with UpHealth as the surviving corporation. UpHealth has had operations beginning in January 2020, well before the initial acquisitions in November 2020.

April 12, 2021

Page Four

The mergers to acquire Thrasys and BHS were evaluated to determine if UpHealth was the accounting acquirer or the accounting acquiree. The mergers were not considered a common control transaction because there was no common ownership or common control. A screen test and a set test were performed on BHS and Thrasys under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business, (“ASU 2017-01”). It was determined that the screen test was not met, and the acquisitions should be accounted for as a business combination rather than an asset acquisition.

UpHealth was then evaluated as to its status and the facts and circumstances that dictate the accounting treatment and determine who should be the accounting acquirer. As discussed further below, UpHealth is not a nonoperating shell company, where an exchange of equity interests is normally evaluated and accounted for as a reverse merger. UpHealth has engaged in substantive activities.

The business combination guidance in the FASB’s Accounting Standards Codification (“ASC”) 805, Business Combinations, (“ASC 805”), was then used to first determine who the accounting acquirer would be, and then to determine which entities in the Merger met the definition of a business.

The accounting acquirer analysis revolves around:

1.	whether UpHealth holds a controlling financial interest in the acquired targets post-merger, and
2.	whether it is substantive in its pre-combination activities (and therefore does not constitute a nonoperating dormant shell (which would be required to use the recapitalization rules)).

With respect to 1, as shown above, the controlling shareholders of UpHealth before the mergers remained the controlling shareholders after the merger. The four existing directors continued, and two new directors were added. All management was retained.

Under Delaware Corporate Law, UpHealth, as the 100% owner, controls Thrasys and BHS. UpHealth therefore holds a clear and controlling financial interest as stated below under ASC 805-10-25-5 and 805-10-55-10.

ASC 805-10-25-5—The guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer—the entity that obtains control of the acquiree. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 shall be considered in making that determination (emphasis added). Control is defined in ASC 805-10-20 (Glossary) as

“Control - The same as the meaning of controlling financial interest in paragraph 810-10-15-8.”, and as

“Control—The direct or indirect ability to determine the direction of management and policies through ownership, contract or otherwise.”

April 12, 2021

Page Five

ASC 810-10-15-8 states “For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

UpHealth’s original shareholders will continue to hold ownership of a majority voting interest in the Company, even after the acquisition of all current and future target entities. Accordingly, its controlling financial interest, combined with its pre- and post-combination substantive activities, make it the accounting acquirer for all the UpHealth merger entities.

With respect to the second test of the accounting acquirer analysis above, UpHealth had significant and substantive pre-combination activities, including:

1.	Engaging legal, accounting, and finance professionals throughout calendar year 2020 to support and consummate the mergers,
2.	Assumption of controlling management roles including hiring and firing of employees, and the appointment and removal of subsidiary board members,
3.	Identification of investment opportunities,
4.	Due diligence on potential targets,
5.	Negotiation with targets,
6.	Negotiations with a SPAC for a merger into a publicly held company,
7.	Equity exchange with the targets where UpHealth shareholders continue to hold a controlling financial interest in the newly combined UpHealth,
8.	Assumption of closing liabilities and seller notes,
9.	Compensation for UpHealth executives,
10.	Assistance with obtaining additional credit facilities, and
11.	Negotiating for additional equity investments in the combined entity.

Accordingly, UpHealth should not be considered a dormant shell, the guidance in 805-10-25-5 and 805-10-55-10 as to a controlling financial interest should prevail and the mergers with BHS and Thrasys should be accounted for as a business combination under ASC 805, with UpHealth identified as both the legal acquirer and accounting acquirer.

Background of the UpHealth Business Combination, page 179

6.

We note your prior response to comment 18 and reissue in part. Please revise your disclosure on the top of page 180 and 223 to disclose, if true, that each unit offered in your IPO “consisted of one share of Common Stock, one warrant to purchase one share of Common Stock and one right to receive one-twentieth of one share of Common Stock upon the completion of an initial business combination” or otherwise advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 180 and 223 of the Amended Registration Statement.

April 12, 2021

Page Six

Business Overview, page 298

7.

We note your response to prior comment 23 and revised disclosure on page 300. However, we still note your disclosure elsewhere that certain of the companies you are acquiring were only formed within the last five years. Please revise your disclosure to clarify how the “technologies of the companies that will be a part of New UpHealth have been developed for more than 10 years,” given the recent formation of some of the companies who appear to be contributing technology to the combined, New UpHealth, or otherwise advise.

In response to the Staff’s comment, the referenced statement to technologies developed for more than 10 years has been removed from the Amended Registration Statement.

Global Telehealth—International, page 306

8.

We note your response to prior comment 27 and reissue in part. We note your disclosure that “Glocal expects to perform approximately 10 million digital encounters and tele consults by 2022” is based on “[i]f existing contracts are fully implemented.” Please update your disclosure to clarify what you mean when you state “if existing contracts are fully implemented.” For example, revise your disclosure to discuss whether or not the contracts have minimum or maximum digital encounters and tele consults for future years or disclose any growth assumptions you are relying upon to project the “10 million” figure for 2022.

In response to the Staff’s comment, the referenced statements have been removed from the Amended Registration Statement.

Thrasys’ Management Discussion and Analysis of Financial Condition and Results of

Operations, page 342

9.

You present pro forma information for the year-ended December 31, 2020, in order to provide a comparable period to analyze Thrasys’ results of operations and liquidity and capital resources. We are unable to recalculate the amounts that you have presented in your table. Please revise your disclosure to explain how the pro forma presentation was derived. This comment is also applicable to your pro forma information presented for BHS on page 393.

In response to the Staff’s comment, the Company has revised its disclosure on pages 343 and 347 of the Amended Registration Statement to provide additional disclosure in support of the pro forma financial information for Thrasys, and has revised its disclosure on pages 395 and 398 of the Amended Registration Statement to provide additional disclosure in support of the pro forma financial information for BHS.

Liquidity and Capital Resources, page 344

10.

You discuss “free cash,” which appears to be the cash balance on the face of your balance sheet as of each period. Users of your financial statements may confuse “free cash” with “free cash flow.” Please rename free cash to mitigate confusion.

April 12, 2021

Page Seven

In response to the Staff’s comment, the Company has revised its disclosure on page 345 of the Amended Registration Statement to remove the references to “free cash” and to instead refer to “unrestricted cash.”

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Amended Registration Statement. Please do not hesitate to contact Brad Rock at (415) 836-2598 or myself at (415) 615-6095 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

Partner